UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)

MEDICIS PHARMACEUTICAL CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

8125 NORTH HAYDEN ROAD
SCOTTSDALE, ARIZONA 85258
(Address of principal executive office of the issuer)

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN

Index of Financial Statements and Exhibits

Item

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Schedule G, Part III, Schedule of Nonexempt Transactions for the Year Ended December 31, 2003
Signature
Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Medicis Pharmaceutical Corporation 401(k) Plan
Year ended December 31, 2003

Medicis Pharmaceutical Corporation 401(k) Plan

Financial Statements and Supplemental Schedules

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and delinquent participant contributions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Phoenix, Arizona
June 9, 2004

Medicis Pharmaceutical Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$25,476	$–
Investments, at fair value	9,261,312	5,429,290
Employer contributions receivable	84,456	–
Participant contributions receivable	57,076	121,728
Dividend receivable	134	–

Net assets available for benefits	$9,428,454	$5,551,018

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Interest and dividend income	$153,659
Employee contributions	2,142,304
Employer contributions	457,858
Net realized and unrealized appreciation in fair value of investments	1,386,104

Total additions	4,139,925
Deductions
Benefits paid directly to participants	261,919
Administrative expenses	570

Total deductions	262,489

Net increase	3,877,436
Net assets available for benefits:
Beginning of year	5,551,018

End of year	$9,428,454

See accompanying notes.

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Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all nontemporary employees who have attained the age 21. There is no service requirement and employees may elect to join the Plan on their initial employment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.

Contributions

Effective 2002, participants may make pre–tax contributions up to 100 percent of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

Effective April 2002, the Plan Sponsor changed its matching contributions from discretionary to an amount equal to 50 percent of the first 3 percent of the participant’s contribution. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. The amount of employer matching contributions during 2003 was $457,858.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the allocation of Plan earnings. The benefit to which a participant is allowed is limited to the vested balance in his account.

Vesting

Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20 percent vested after two full years of service and vests 60 percent after three years and 100 percent after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms shall be no greater than five years except when used to purchase a primary residence.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor and any forfeiture from Plan Sponsor matching or profit sharing contributions will be used to reduce future Plan Sponsor contributions. There were $634 and $502 of forfeited nonvested accounts in the Plan as of December 31, 2003 and 2002, respectively.

Benefit Payments

Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. At the Administrative Committee’s option, if the account balance is $5,000 or less, the entire balance may be distributed.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.

Administrative Expenses

The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Investments Valuation

All Plan investments are held by The Charles Schwab Trust Company (“Charles Schwab” or the “Trustee”). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the collective investment trust are valued at fair market value as reported to the Plan by Charles Schwab. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2003	2002
Dreyfus Appreciation Fund	$2,801,303	*
Schwab Stable Value Fund	915,315	*
Schwab Managed Retirement 2030	766,985	*
UBS U.S. Small Cap Growth	714,406	*
Medicis Pharmaceutical Corporation Class A Common Stock	706,713	*
William Blair International Growth Fund	624,950	*
Goldman Sachs Mid Cap Value A	556,498	*
Northern Select Equity Fund	505,061	*
Vanguard Index Trust 500 Portfolio	*	$1,469,866
Frank Russell Equity Q	*	644,544
INVESCO Retirement Stable Value	*	630,605
DFA US 9-10 Small Cap Portfolio	*	477,686
White Oak Growth Stock	*	343,414
Frank Russell Equity II Fund	*	318,473
Morgan Stanley Institutional International Equity Class A	*	280,920

*Investment balance represents less than 5% of net assets for indicated year.

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$1,031,153
Collective investment trust	185,693
Common stock	169,258

Total	$1,386,104

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Parties-In-Interest

Certain Plan investments are shares in mutual funds and collective investment trust funds managed by Charles Schwab. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

The following is a reconciliation of employee contributions for the year ended December 31, 2003, per the Form 5500, to the financial statements:

Employee contributions per the Form 5500	$2,264,032
Contributions receivable at December 31, 2002	(121,728)

Employee contributions per the financial statements	$2,142,304

The following is a reconciliation of benefit payments as of December 31, 2003, per the Form 5500, to the financial statements:

Benefit payments per the Form 5500	$190,284
Change in benefits payable to withdrawing participants	71,635

Benefit payments per the financial statements	$261,919

The following is a reconciliation of net assets available for benefits as of December 31, 2002 per the Form 5500, to the financial statements:

Net assets available for benefits per the Form 5500	$5,357,655
Contributions receivable	121,728
Amounts allocated to withdrawing participants	71,635

Net assets available for benefits per the financial statements	$5,551,018

Medicis Pharmaceutical Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Subsequent Event

On May 18, 2004, 68 plan participants were terminated as a result of the asset purchase agreement between Medicis Pharmaceutical Corporation and BioMarin Pharmaceutical, Inc. The accounts of these participants will be distributed in accordance with the Plan’s benefit payments policy.

Supplemental Schedules

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)
EIN: 52-1574808  PN: 001

December 31, 2003

					Current
	Identity of Issue	Description of Asset	Cost		Value
	Mutual Funds:
	Cohen & Steers Realty Shares	Registered Investment Company	(a	)	$213,566
	Dreyfus Appreciation Fund	Registered Investment Company	(a	)	2,801,303
	Goldman Sachs Mid Cap Value A	Registered Investment Company	(a	)	556,498
	MFS Value Fund Class A	Registered Investment Company	(a	)	214,902
	Northern Select Equity Fund	Registered Investment Company	(a	)	505,061
	PIMCO Total Return Fund	Registered Investment Company	(a	)	64,479
	Templeton Foreign Fund	Registered Investment Company	(a	)	444,768
	UBS U.S. Small Cap Growth	Registered Investment Company	(a	)	714,406
	William Blair International Growth Fund	Registered Investment Company	(a	)	624,950
	Artisan Midcap Fund	Registered Investment Company	(a	)	15,933
	Brandywine Advisors Fund	Registered Investment Company	(a	)	4,017
	DFA Five-year Globalfixed Port	Registered Investment Company	(a	)	1,786
	DFA Five-year Government Portfolio	Registered Investment Company	(a	)	10,359
	DFA Real-estate Securities Portfolio	Registered Investment Company	(a	)	10,032
	DFA US Large Company Portfolio	Registered Investment Company	(a	)	12,208
	Janus Twenty Fund	Registered Investment Company	(a	)	3,506
	Janus Worldwide Fund	Registered Investment Company	(a	)	8,148
	Marsico Focus Fund	Registered Investment Company	(a	)	15,403
	NB Focus Fund	Registered Investment Company	(a	)	9,456
	Oakmark Fund	Registered Investment Company	(a	)	60,691
	PBHG Large Cap Growth Fund	Registered Investment Company	(a	)	3,818
	PBHG Technology & Communications Fund	Registered Investment Company	(a	)	5,700
	Pimco Low-duration Fund Instl Class	Registered Investment Company	(a	)	986
	Pimco Pea Innovation Fund Cld	Registered Investment Company	(a	)	6,639
*	Schwab S&P500 Inv Shs	Registered Investment Company	(a	)	5,083
	Tweedy Browne Global Value Fund	Registered Investment Company	(a	)	12
	Yacktman Focused Fund	Registered Investment Company	(a	)	4,174
	Collective Investment Trust:
*	Schwab Managed Retirement 2010	Common Collective Trust Fund	(a	)	65,519
*	Schwab Managed Retirement 2020	Common Collective Trust Fund	(a	)	275,911
*	Schwab Managed Retirement 2030	Common Collective Trust Fund	(a	)	766,985
*	Schwab Stable Value Fund	Common Collective Trust Fund	(a	)	915,315
	Common Stock:
*	Medicis Pharmaceutical Corporation Class A Common Stock	Employer Securities	(a	)	706,713
*	Participant loans	5.0% to 10.5% interest; various
		maturities	(a	)	123,623
	Cash and Cash Equivalents:
*	Schwab Money Market Fund	Cash equivalents	(a	)	89,362

					$9,261,312

* Party in interest.

(a) Disclosure of historical cost information is not required for participant-directed investments.

Medicis Pharmaceutical Corporation 401(k) Plan

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions
EIN: 52-1574808  PN: 001

For the year ended December 31, 2003

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$864,062	$864,062

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL
CORPORATION 401(k) PLAN

(Full Title of the Plan)

Date: June 30, 2004	By:	/s/ MARK A. PRYGOCKI, SR.

Mark A. Prygocki, Sr.

Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)